2701 Aerial Center Parkway Morrisville, North Carolina 27560	VIA EDGAR AND ELECTRONIC DELIVERY

May 20, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Gabriel Eckstein
Ms. Christine Davis
Ms. Amanda Kim

Re:	ChannelAdvisor Corporation
Registration Statement on Form S-1
File No. 333-187865

Acceleration Request

Requested Date:         Wednesday, May 22, 2013

Requested Time:        4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 22, 2013, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Brent Siler, Brian Leaf and Mark Ballantyne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

2701 Aerial Center Parkway, Morrisville, NC 27560 | Phn: 866-264-8594, Fax: 866-225-3085 | ChannelAdvisor.com

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ChannelAdvisor Corporation

By:	/s/ S. Scott Alridge
S. Scott Alridge General Counsel and Secretary

cc:	M. Scot Wingo, ChannelAdvisor Corporation
Brent B. Siler, Cooley LLP
Brian F. Leaf, Cooley LLP
Clark Petschek, Wilmer Cutler Pickering Hale and Dorr LLP

2701 Aerial Center Parkway, Morrisville, NC 27560 | Phn: 866-264-8594, Fax: 866-225-3085 | ChannelAdvisor.com